FISION CORPORATION

430 First Avenue North, Suite 620

Minneapolis, MN 55401

January 11, 2017

TRANSMITTED VIA EDGAR

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 of FISION Corporation
(the “Company”) (File No. 333-214341)

Dear Mr. Spirgel:

The undersigned respectfully requests that the Registration Statement on Form S-1 of FISION Corporation, a Delaware corporation (SEC File No. 333-214341) be declared effective at 3:00 p.m. Eastern Daylight Time, on Friday, January 13, or as soon thereafter as is practicable.

In connection with this request for effectiveness, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

FISION CORPORATION

By: /s/ Michael Brown

Michael Brown

Chief Executive Officer